BIRKENSTOCK HOLDING VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

2026 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 - 6.

Ordinary Resolutions

	For	Against	Abstain
1. To receive the Company's annual report and consolidated accounts for the fiscal year ended September 30, 2025, together with the auditor's report.	☐	☐	☐
2. To re-appoint Alexandre Arnault as a Class III director of the Company.	☐	☐	☐
3. To re-appoint Ruth Kennedy as a Class III director of the Company.	☐	☐	☐
4. To re-appoint Oliver Reichert as a Class III director of the Company.	☐	☐	☐
5. To re-appoint EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027.	☐	☐	☐

Special Resolution

	For	Against	Abstain
6. That, with effect from the conclusion of the Annual General Meeting of the Company, the articles of association of the Company shall be amended as follows: Article 16.2 shall be deleted in its entirety and replaced by a new Article 16.2 as follows: *"No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. Such quorum shall consist of at least two Members Present who hold or represent shares conferring not less than one-third of the total voting rights of all the Members entitled to vote at the general meeting, provided that where the Company has more than one Member, if only one Member is Present at a meeting in order for the meeting to be quorate, the chairperson of the meeting must be a person other than the Member Present, and provided that if at any time all of the issued shares in the Company are held by one Member, such quorum shall consist of that Member Present."* And, that the directors of the Company be and are hereby authorized to prepare and file on behalf of the Company a confirmed copy of the memorandum and articles of association of the Company reflecting the alteration effected pursuant to this Resolution.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X

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Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The material is available at: www.investorvote.com/BIRK

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Birkenstock Holding plc

Notice of 2026 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — April 29, 2026

Megan Kulick and Johannes Liefke, or any of them, each with the power of substitution, are hereby authorized to represent, including for purposes of a quorum, and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Birkenstock Holding plc to be held on April 29, 2026 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Items 1 - 6.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

Unless otherwise defined, terms used in this proxy shall have the meaning given to them in the Notice of Annual General Meeting published by Birkenstock Holding plc on or about March 11, 2026.

(Items to be voted appear on reverse side)